OFFICE OF THE SECRETARY OF STATE

STATE OF OKLAHOMA

CERTIFICATE OF DESIGNATION

WHEREAS, *the Certificate of Designation of*

3DICON CORPORATION

has been filed in the office of the Secretary of State as provided by the laws of the State of Oklahoma.

NOW THEREFORE, I, *the undersigned, Secretary of State of the State of Oklahoma, by virtue of the powers vested in me by law, do hereby issue this certificate evidencing such filing.*

IN TESTIMONY WHEREOF, I *hereunto set my hand and cause to be affixed the Great Seal of the State of Oklahoma.*

GREAT SEAL OF THE STATE OF OKLAHOMA 1907

Filed in the city of Oklahoma City this 11th day of December, 2013.

Secretary of State

CERTIFICATE OF DESIGNATION OF

PREFERENCES, RIGHTS AND LIMITATIONS OF

SERIES A CONVERTIBLE PREFERRED STOCK OF

3DIcon Corporation

(Pursuant to Section 1032 of the Oklahoma General Corporation Act)

3DIcon Corporation, a corporation organized and existing under the laws of the State of Oklahoma (the “Corporation”)

HEREBY CERTIFIES:

A. That pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the Corporation, the Board of Directors on November 5, 2013 adopted the following resolution establishing a new series of 500,000 shares of Preferred Stock of the Corporation to be designated as Series A Convertible Preferred Stock:

RESOLVED, that, pursuant to the authority vested in the Board of Directors of the Corporation in accordance with the provisions of its Certificate of Incorporation, a series of Preferred Stock of the Corporation be, and it hereby is, authorized and created, and the designation and amount thereof and the rights, preferences and limitations of such series are as follows:

1.     Designation of Shares. The designation of this series of Preferred Stock is “Series A Convertible Preferred Stock,” par value $0.0002 per share (“Series A Preferred”).

2.     Number of Shares. The number of shares constituting the Series A Preferred shall be 500,000 shares.

3.     Stated Value. Each share of Series A Preferred shall have a stated value of $1.00 (“Stated Value”).

4.     Voting. The holders of shares of Series A Preferred shall have no voting rights and powers.

5.     Dividend Rights. Holders of Series A Preferred shall be entitled to receive, and the Corporation shall pay, a dividend of 6% of its Stated Value per annum, which dividend shall be paid to holders of Series A Preferred in cash or, at the option of the Corporation, in shares of Common Stock, at the Dividend Conversion Price, payable annually or upon conversion or redemption of Series A Preferred at the option of the Corporation (each such date, a “Dividend Payment Date”). Dividends on Series A Preferred shall be calculated on the basis of a 360-day year, consisting of twelve 30 calendar day periods, commencing on the original issue date on a simple interest basis. The Corporation shall not declare, pay or set aside any dividends on shares of any class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of Series A Preferred then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred in an amount equal to the dividend per share that such holders would have received had they converted their shares of Series A Preferred into shares of Common Stock immediately prior to the record date for the declaration of the Common Stock dividend at the Dividend Conversion Price. “Common Stock” means the common stock, par value $0.0002 per share, of the Corporation and common stock that may hereinafter be authorized and issued by the Corporation and any share of successor or replacement stock. “Dividend Conversion Price” shall be equal the average VWAP during the 5 trading days prior to the Dividend Payment Date.

6.     Preference.

a.     In the event of any Liquidity Event, distributions to stockholders of the Corporation shall be made in the following manner: Each holder of a share of Series A Preferred shall be entitled to receive, subject to the prior preferences and other rights of any class or series of stock of the Corporation ranking in the case of a Liquidity Event senior to the Series A Preferred, but prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to holders of Common Stock or any other class or series of stock of the Corporation ranking in the case of a Liquidity Event junior to the Series A Preferred, as to the distribution of assets upon any Liquidity Event, by reason of their ownership of such stock, an amount equal to the Stated Value and accrued and unpaid dividends (as adjusted for any stock dividends, combinations or splits with respect to such shares) (the “Preference Amount”). In the event the funds or assets legally available for distribution to the holders of shares of Series A Preferred are insufficient to pay in full the Preference Amount as described above, then all funds or assets available for distribution to the holders of capital stock shall be paid to the holders of Series A Preferred pro rata based on the full Preference Amount to which they are entitled. After payment has been made to the holders of Series A Preferred of the full Preference Amount to which such holders shall be entitled, the remaining net assets of the Corporation available for distribution, if any, shall be distributed pro rata among the holders of Common Stock.

b.     A “Liquidity Event” means (i) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a “Liquidation”) or (ii) any sale, merger, consolidation, reorganization or other transaction which results in a Change of Control. A “Change of Control” means a reorganization, consolidation or merger of the Corporation with or into any other corporation or corporations (other than a wholly-owned subsidiary), or the sale, transfer, liquidation or other disposition of all or substantially all of the assets of the Corporation, or the consummation of any transaction or series of related transactions, in each case which results in the Corporation’s stockholders immediately prior to such transaction or series of related transactions, holding less than fifty percent (50%) of the voting power of the entity surviving or continuing (including the Corporation or the entity owning all or substantially all of the assets of the Corporation) following such transaction or series of related transactions; provided a Change of Control shall not apply to a merger effected solely for the purposes of changing the domicile of the Corporation and shall not apply to conversions into common stock of any debt or equity securities of the Corporation outstanding prior to the date of issuance of such holder’s Series A Preferred.

7.     Conversion or Redemption. The shares of Series A Preferred shall be subject to the following discretionary and mandatory conversion and redemption provisions:

a.     Discretionary Conversion. At any time after the first anniversary of its issuance the holder of such Series A Preferred, at its option, may convert (“Discretionary Conversion”) all or part of its Series A Preferred into that number of Common Conversion Shares that such holder is entitled in proportion to the 500,000 shares of Series A Preferred designated hereunder. For example, a holder of 200,000 shares of Series A Preferred, representing 40% of the 500,000 shares of Series A Preferred designated hereunder, shall be entitled to receive 40% of the 50,000,000 Common Conversion Shares, which is equal to 20,000,000 shares of Common Stock. Upon any Discretionary Conversion under this Section 7(a) all accrued and unpaid dividends, with respect to the Series A Preferred shares being converted, shall be paid to such holder in cash or, at the option of the Corporation, in shares of Common Stock, at the Dividend Conversion Price.

b.     Mandatory Conversion Event.

(i)     Unless otherwise converted or redeemed, upon the Mandatory Conversion Event, all outstanding shares of Series A Preferred shall, at the option of the Corporation, be converted automatically into such number of shares of Common Stock determined by the same method as a Discretionary Conversion. Upon a conversion under this Section 7(b) all accrued and unpaid dividends shall be paid to the holders of Series A Preferred in cash or, at the option of the Corporation, in shares of Common Stock, at the Dividend Conversion Price.

(ii)     “Mandatory Conversion Event” means anytime the 5 day average VWAP of the Corporation’s Common Stock prior to the Mandatory Conversion Event is equal to $0.05 or more.

(iii)    “Common Conversion Shares” means 50,000,000 shares of Common Stock available for conversion of all 500,000 shares of Series A Preferred designated hereunder and dividends accrued thereon.

(iv)    “VWAP” means the volume weighted average price in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg.

c.     Mechanics of Conversion. The conversion of Series A Preferred shall be conducted in the following manner:

(i)     Holder’s Delivery Requirements. To convert Series A Preferred into full shares of securities of the Corporation on any date (the “Conversion Date”), the holder thereof shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 5:00 p.m., New York time on such date, a copy of a fully executed notice of conversion (the “Conversion Notice”), to the Corporation, and (B) with respect to the final conversion of shares of Series A Preferred held by any holder, such holder shall surrender to a common carrier for delivery to the Corporation as soon as practicable following such Conversion Date but in no event later than six (6) business days after such date the original certificates representing the shares of Series A Preferred being converted (or an indemnification undertaking with respect to such shares in the case of their loss, theft or destruction) (the “Series A Preferred Certificates”). Upon the Conversion Date, the rights of the holder as holder of the shares of Series A Preferred shall cease and the person or persons in whose name or names any certificate or certificates for shares of securities of the Corporation shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares of such securities represented thereby. The Corporation shall not be obligated to issue certificates evidencing the shares of securities issuable upon such conversion unless certificates evidencing such shares of Series A Preferred so converted are either delivered to the Corporation or any such transfer agent.

(ii)     Corporation’s Response. Upon receipt by the Corporation of a facsimile copy of a Conversion Notice, the Corporation shall immediately send, via facsimile, a confirmation of receipt of such Conversion Notice to such holder and the Corporation or its designated transfer agent, as applicable, shall, within three (3) business days following the date of receipt by the Corporation of the executed Conversion Notice, issue and deliver or cause to be delivered a certificate or certificates registered in the name of the holder or its designee, for the number of shares of securities to which the holder shall be entitled.

(iii)    Record Holder. The person or persons entitled to receive the shares of securities of the Corporation issuable upon a conversion of the Series A Preferred shall be treated for all purposes as the record holder or holders of such shares of securities on the Conversion Date.

d.     Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile or three (3) business days following being mailed by certified or registered mail, postage prepaid, return-receipt requested, addressed to the holder of record at its address appearing on the books of the Corporation.

8.     No Fractional Shares. No fractional shares of Common Stock or other securities of the Corporation or scrip representing fractional shares shall be issued upon any conversion of shares of Series A Preferred. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock or other securities of the Corporation as determined in good faith by the Board of Directors, or round-up to the next whole number of shares, at the Corporation’s option.

9.     Amendments. None of the terms of the Series _A Preferred set forth herein may be amended, modified or waived without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series A Preferred, voting together as a single class.

10.    Lost or Stolen Certificates. Upon receipt by the Corporation of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of any Series A Preferred Certificates representing the shares of Series A Preferred, and, in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Corporation and, in the case of mutilation, upon surrender and cancellation of the Series A Preferred Certificates, the Corporation shall execute and deliver new Series A Preferred Certificates of like tenor and date; provided, however, that the Corporation shall not be obligated to re-issue Series A Preferred Certificates if the holder contemporaneously requests the Corporation to convert such shares of Series A Preferred Certificates into Common Stock or other securities of the Corporation.

11.    Exclusion of Other Rights and Privileges. Except as may otherwise be required by law, the Series A Preferred shall not have any preferences or relative, participating, optional or other special rights, other than those specifically set forth in this Certificate of Designation (as such resolution may be amended from time to time pursuant to Section 9 hereof).

B. That the above resolution was adopted by all necessary action on the part of the Corporation.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate in the name and on behalf of 3DIcon Corporation, on the 5th day of November, 2013, and the statements contained herein are affirmed as true under penalty of perjury.

3DIcon Corporation

By:	/s/ Victor F. Keen
Victor F. Keen Chief Executive Officer